UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
          1934, Section 17(a) of the Public Utility Holding Company Act
         of 1935 or Section 30(f) of the Investment Company Act of 1940
FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

Maloney                       Eugene                  F.
(LAST)                        (FIRST)                 (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower
(STREET)

Pittsburgh                    PA                      15222-3779
(CITY)                        (STATE)                 (ZIP)

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
      Federated Investors, Inc.     FII


3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)


4.  STATEMENT FOR MONTH/YEAR
      11/98

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)


6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
(CHECK ALL APPLICABLE)
___X_____ Director            ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      EXECUTIVE VICE PRESIDENT, FEDERATED INVESTORS MANAGEMENT


7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person



             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of      2.  Transaction  3.  Transaction  4.  Securities Acquired (A)   5.  Amount    6.          7.  Nature of
   Security         Date             Code             or Disposed of (D)         of            Ownership   Indirect
   (Instr. 3)                        (Instr. 8)       (Instr. 3, 4, and 5)       Securities    Form:       Beneficial
                    (Month/day/year)                                             Beneficially  Direct (D)  Onwership
                                                                                 Owned at End  or          (Instr. 4)
                                                                                 of Month      Indirect
                                                                                 (Instr. 3     (I)
                                                                                 and 4)        (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                  Code    V        Amount     (A) or   Price
                                                              (D)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Class B Common   11/12/98         Code    S        100,000    D        18.00(1)    110,000       I           by spouse
Stock
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Class B Common   11/12/98         Code    S        8,500      D        18.00(1)    324,087       D
Stock
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Class B Common   11/11/98         Code    S        2,000      D        18 1/16(1)  324,087       D
Stock
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Class B Common   11/11/98         Code    S        6,800      D        18 3/16(1)  324,087       D
Stock
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Class B Common   11/11/98         Code    S        32,700     D        18.00(1)    324,087       D
Stock



     Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(1) Includes 83,237 shares of Issuer's Class B Common Stock acquired by the Reporting Person, in an Exempt, Non-Reportable transaction under the Federated Investors Profit Sharing Plan.



FORM 4 (continued)

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, COVERTIBLE SECURITIES)

1. Title of    2. Conversion or    3. Transaction           4.Transation  5. Number of        6. Date        7.  Title and
Derivative     Exercise Price of      Date                    Code        Derivative          Exercisable        Amount of
Security       Derivative             (Month/Day/Year)        (Instr. 8)  Securities          and                Underlying
(Instr. 3)     Security                                                   Acquired (A)        Expiration Date    Securities
                                                                          or Disposed of      (Month/Day/Year)   (Instr. 3 and
                                                                          (D)                                        4)
                                                                          (Instr. 3, 4 and 5)



                                                            Code      V   (A) (D)             Date  Expiration   Title   Amount or
                                                                                                                         Number of
                                                                                                                         Shares




8. Price of    9. Number of        10. Ownership Form of     11. Nature of
Derivative     Derivative          Derivative Security:          Indirect
Security       Securities          Direct (D) or                 Beneficial
(Instr. 5)     Beneficially        Indirect (I)                  Ownership
               Owned at            (Instr. 4)                    (Instr. 4)
               End of
               Month
               (Instr. 4)



Explanation of Responses:

** Intentional misstaments or omissions of facts constitute Federal Criminal
   Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/EUGENE F. MALONEY                DECEMBER 9, 1998
**Signature of Reporting Person                            Date